

May 9, 2013

<u>Via E-mail</u>
Bruce Davis
Principal Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

     Re: **Digimarc Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 22, 2013
              Form 10-Q for the Quarterly Period Ended March 31, 2012
              Filed April 26, 2012
              File No. 001-34108

Dear Mr. Davis:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 1. Business, page 1</u>

1.   You disclose that in March 2012 you and Nielsen decided to reduce the investments in their two joint ventures to minimal levels. You state that this reduction involved a plan of suspending operations of the joint ventures with Nielsen in April 2012. Tell us the current status of your relationship with Nielson.   We note that for the year ended December 31, 2012, Nielsen accounted for less than 10% of your revenues.

2.   We note that IV, Verance and the Central Banks accounted for 30%, 27% and 23% of your revenues for the year ended December 31, 2012, respectively. For major customers, it appears that a materially complete description of the relationships between the parties to the agreements including a summary of the material terms of such agreements should be provided. Material contractual rights and obligations of the parties such as term, extension and termination provisions, performance commitments and the like should be described, as applicable. Tell us whether significant changes in your arrangements with principal customers have occurred from one period to the next during the past three years, and to the extent contractual arrangements or other relationships with the customers varied and either affected historical results or are expected to impact future results. Consider whether discussion of the changes and any effects on operating results and future trends is appropriate in Management's Discussion and Analysis.

3.   You broadly reference your patents in the field of digital watermarking, disclosing that you hold more than 1,200 U.S. and foreign patents as of December 31, 2012. Tell us whether your competitive position is dependent upon one or a small group of these patents. To the extent you are dependent on a single or small number of patents, tell us, with a view towards enhanced disclosure, the remaining lives of the limited number of patents on which you materially depend. In preparing future filings, consider expanding the intellectual property protection disclosure to provide a more meaningful but concise description of your intellectual property estate, your strategy for its protection, and the role and contributions of your patent and other intellectual property position to your competitive position.

Consolidated Financial Statements

Note 6. Segment Information, page F-17

4.   Please clarify whether the amount of revenues attributable to any individual foreign country are material. If providing geographical information is impracticable, that fact should be disclosed. We refer you to FASB ASC 280-10-50-41.

Note 14. Join Venture and Related Party Transactions, page F-27

5.   We note that TVaura LLC and TVaura Mobile LLC are joint ventures that you entered into with Nielsen. Please provide us with your evaluation of significance under Rule 3-09 of Regulation S-X for your equity method investments. If your equity method investments are significant in any period presented, the financial statements for that investee are required for all periods reflected in the company's audited financial statements. However, the financial statements for that investee need only be audited for those periods in which they meet the significance test outlined in Rule 3-09 of Regulation S-X.

Note 15. Income Taxes, page F-28

6.   Please explain your consideration of separately disclosing income before income tax
        expense for both your domestic and foreign operations. We refer you to Rule 4-08(h) of
        Regulation S-X.

Item 15. Exhibit and Financial Statement Schedules

7.   You state in the Exhibit Index on page E-1 that the agreements "are not intended to
        provide any other factual or disclosure information about Digimarc or the other parties to
        the agreements." You also state that the representations and warranties have been made
        "solely" for the benefit of the other party or parties to the applicable agreement. Your
        filing should not imply that the agreements included as exhibits do not constitute public
        disclosure under the federal securities laws.

8.   We note that you generate a majority of your revenue from service and license fees paid
        to you under long-term contracts, and that Verance Corporation accounted for 27% of
        your total revenues for the year ended December 31, 2012. We further note that your net
        income reported for the year ended December 31, 2012 was due in large part to a lump
        sum legal settlement for past due royalties from Verance which you received in the first
        quarter of 2012. Please provide your analysis as to why you have filed neither the license
        agreement nor legal settlement agreement with Verance pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K. If you do not file these agreements publicly in
        response, provide the agreements to us as supplemental information.

Exhibit 23.1

9.   It appears that your auditor's consent is not signed. Please confirm that this consent had
        a conformed signature at the time you included it as an exhibit to your filing. Please
        amend your filing to include a signed consent.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Consolidated Financial Statements

Note 4. Segment Information, page 11

10.   We note that in connection with the resolution of disputes regarding breach of contract
        and patent infringement claims you received a lump sum settlement for past due royalties,
        entered into a three year settlement, renewal and extension agreement with blended
        royalty rates for unified fields of use and a grant to Verance Corporation of nine annual
        renewal options. Describe in further detail the terms, arrangements, obligations and
        rights associated with the litigation settlement. Explain how you determined the fair
        value of each element in the litigation settlement agreement and how you considered the
        allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating each

element in the agreement. In addition, tell us how you determined that entire lump sum payment of $8.9 million should be classified as license and subscription revenues. Your response should indicate the accounting guidance that you relied upon when concluding that the lump sum payment should be recognized as operating income as opposed to non-operating income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or, Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief